UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Net Element, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64111R102

(CUSIP Number of Class of Securities)

Kenges Rakishev

c/o SAT & Company

241 Mukanova Street

Almaty 050008, Republic of Kazakhstan

7-727-2777-111

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R102	SCHEDULE 13D

1.	NAME OF REPORTING PERSON: Kenges Rakishev
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Kazakhstan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 314,957 (see Item 5)
	8.	SHARED VOTING POWER 0 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 314,957 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,957
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14.	TYPE OF REPORTING PERSON HC; IN

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This Amendment No. 7 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Kenges Rakishev (“Mr. Rakishev”), Mark Global Corporation and Novatus Holding PTE. Ltd. with the SEC on October 9, 2012, as amended by Amendment No. 1 to such statement filed with the SEC on June 11, 2013, as further amended by Amendment No. 2 to such statement filed with the SEC on June 8, 2015, as further amended by Amendment No. 3 to such statement filed with the SEC on September 9, 2015, as further amended by Amendment No. 4 to such statement filed with the SEC on November 24, 2015, as further amended by Amendment No. 5 to such statement filed with the SEC on January 22, 2016, and as further amended by Amendment No. 6 to such statement filed with the SEC on April 14, 2016 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

No consideration was paid by Mr. Rakishev for the 688 shares of Common Stock acquired by Mr. Rakishev as described in Item 4 below.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

On December 31, 2017, 688 shares of Common Stock were awarded to Mr. Rakishev by the Issuer for service as an outside member of the Board of Directors of the Issuer.

Mr. Rakishev expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and his interest in, and intentions with respect to, the Issuer and his investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, Mr. Rakishev reserves the right to change his intentions, as he deems appropriate. In particular, Mr. Rakishev may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase his investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that Mr. Rakishev now owns or may hereafter acquire. In addition, Mr. Rakishev may engage in discussions with management and members of the Board of Directors of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. Mr. Rakishev may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. Mr. Rakishev also reserves the right, in each case subject to applicable law, to (i) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of his positions in the shares of Common Stock or other securities and (ii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding shares of Common Stock.

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Except as set forth above and in Item 4 of the Schedule 13D, Mr. Rakishev does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

(a)       As of the close of business on January 16, 2018, Mr. Rakishev may have been deemed to have beneficial ownership of 314,957 shares of Common Stock, which consisted of (1) 196,885 shares of Common Stock held by Mr. Rakishev and (2) 118,072 shares of Common Stock in the aggregate issuable upon exercise of the Amended Option and Second Option, and all such shares of Common Stock represent beneficial ownership of approximately 7.9% of the Common Stock, based on (x) 3,859,601 shares of Common Stock issued and outstanding as of January 8, 2018, as disclosed in the Form S-3 filed by the Issuer with the SEC on January 8, 2018, plus (y) 118,072 shares of Common Stock in the aggregate issuable upon exercise of the Amended Option and Second Option.1

(b)       Mr. Rakishev has sole power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by Mr. Rakishev as indicated herein.

(c)       The information set forth in Item 4 is hereby incorporated herein by reference.

1 Numbers have been adjusted to reflect a 10-1 reverse stock split on May 25, 2016 and a second 10-1 reverse stock split on October 5, 2017. Mr. Rakishev has not disposed on any shares of Common Stock since the filing of Amendment No. 6 to the Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2018

/s/ Kenges Rakishev
Kenges Rakishev

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